April 27, 2010

Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      GAMCO Gold Fund, Inc. (the "Fund")
         Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (33-79180)

Dear. Ms. Hatch:

         This letter responds to your comments communicated by telephone on April 7, 2010, with respect to the Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (the "Registration Statement") of the Fund that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017793).

         In addition, in connection with this filing, the Fund hereby states the following:

         1. The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

         2. The Fund acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

         3. The Fund represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

                  The Fund's responses to your comments are reflected below. Comments that applied to both the Class AAA Shares prospectus and the Class ABCI Shares prospectus have only been addressed once. The substance of your comments has been restated for your ease of reference.

         COMMENT  #1-COVER  PAGE:  You  requested  that the Fund  pare  down the
         information  in  the  top  left  hand  corner  to  remove   duplicative
         references.

                  RESPONSE #1: The Fund has deleted the following parenthetical language that appears at the end of the disclosure in the top left hand corner: "(Net Asset Value per share may be obtained daily by calling 800-GABELLI after 7:00 p.m.)."

         COMMENT #2-COVER PAGE: You requested that the Fund add the required legend disclosure if the Fund intends to utilize a summary prospectus.

                  RESPONSE #2: The Fund will not be utilizing a summary prospectus at this time and therefore the legend has not been added.

         COMMENT #3-PERFORMANCE TABLE: The Fund lists three indices in the performance table. You requested that the Fund determine which index is the broad-based index and list such index first.

                  RESPONSE #3: The Fund has listed the S&P 500 Index first.

         COMMENT #4-PERFORMANCE TABLE: You requested that the Fund delete the second sentence of the text after the performance table regarding "Return After Taxes on Distributions and Sale of Fund Shares" if it is not applicable for the Fund.

                  RESPONSE #4: If this disclosure is not applicable for the Fund, the Fund will remove it.

         COMMENT  #5-STATEMENT  OF  ADDITIONAL   INFORMATION  (THE  "SAI"):  You
         requested that the Fund include the new corporate governance and board member disclosure.

                  RESPONSE #5: The Fund will include such disclosure in the SAI.

         COMMENT #6-SAI: You noted that because of Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act") and the Fund's policy of investing 80% of its net assets in stocks of gold-related industries (the "80% Policy"), the Fund should have a concentration policy to the effect that at least 25% of its assets will be invested in gold-related industries (the "Concentration Policy") and that such policy should be a fundamental policy. Consequently, you requested that the Fund add disclosure to the Fund's SAI that the Fund has a non-fundamental Concentration Policy. Additionally, you requested that the Fund represent that at the next meeting of shareholders, a proposal be presented to the shareholders of the Fund seeking shareholder approval of the Concentration Policy as a fundamental policy of the Fund.

                  RESPONSE #6: The Fund will set forth in its SAI a description of the Fund's non-fundamental 25% concentration policy regarding gold-related issuers, but will also note that such policy may not be changed without shareholder approval in accordance with Section 13(a)(3) of the 1940 Act. The SAI will also state that at the next meeting of shareholders of the Fund, it will present a proposal to the shareholders of the Fund seeking shareholder approval of the Concentration Policy as a fundamental policy of the Fund.

         Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 617-338-4595.

         Very truly yours,

         /s/ Bruce N. Alpert
         -------------------
         Bruce N. Alpert
         President

         cc:  Helen A. Robichaud           Arlene Lonergan
              PNC Global Investment        PNC Global Investment
              Servicing, Inc.              Servicing, Inc.

              Peter D. Goldstein           Christoper Tafone
              Gabelli Funds, LLC           Paul, Hastings, Janofsky & Walker LLP

              Rachael Schwartz
              Paul, Hastings, Janofsky & Walker LLP